SECURITY NATIONAL FINANCIAL CORPORATION

Investor Presentation | March 9, 2017

Security National

Security National Financial Corporation
www.SecurityNational.com

TOP MORTGAGE LENDER

BEST of STATE

100 MOST INFLUENTIAL MORTGAGE EXECUTIVES

NASDAQ
Top 20 Public Company in the State of Utah

Scotsman Guide
TOP MORTGAGE LENDER

MOCSI AWARD
TOP MORTGAGE CUSTOMER SATISFACTION

GephardtApproved

100 MOST INFLUENTIAL MORTGAGE EXECUTIVES

FAST 50

TOP 50 MORTGAGE LENDER

CEO OF THE YEAR

THE SAMY AWARD
SALES & MARKETER OF THE YEAR

NFDA Pursuit of Excellence

GREEN BUSINESS AWARD

TOTAL CLIENT 97.5% SATISFACTION

CXO OF THE YEAR

GDUSA GRAPHIC DESIGN USA
AMERICAN GRAPHIC DESIGN AWARDS

Security National

"Excellence" is our motto.

Security National Financial Corporation
www.SecurityNational.com

Security National Financial Corporation

Business Segments

Security National Financial Corporation operates in three main business segments:

1. **Life Insurance:** Five life insurance companies licensed in 38 states.
2. **Cemetery and Mortuary:** Nine mortuaries, six cemeteries, one management agreement operating in 3 states.
3. **Mortgage Banking:** Licensed in 45 states.

We have grown organically through increasing direct sales and through the acquisition of life insurance companies, funeral homes and cemeteries.

Security National Financial Corporation

Financial Snapshot

Third Quarter 2016	
Assets	$838M
Liabilities	$712M
Stockholders Equity	$126M
Book Value Per Share	$8.89
3Q 2016 YTD Revenue	$233M
Earnings After Tax	$12.4M
Earnings Per Share (Q3)	$0.37
Earnings Per Share (YTD Q3)	$0.89
Stock Price at 9/30/16	$5.58

Security National

Security National Financial Corporation

10 Year Stock Price Trend vs. S&P 500

Current Market Data	
Mkt. Cap ($M):	$104
Closing Price (03/06/17):	$6.70
52-Week High/Low:	$7.62 / $4.05
1-Year Return	29.3%
5-Year Return	542.9%
Price / Tangible Book:	81%
Price / LTM EPS:	7.1x


350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
3/7/2007
3/7/2008
3/7/2009
3/7/2010
3/7/2011
3/7/2012
3/7/2013
3/7/2014
3/7/2015
3/7/2016
117.0%
70.6%
SNFCA
S&P 500

Security National

Security National Financial Corporation

Share Data

Year	Shares owned	Share Price	Stock Value
1997	1,000	$1.53	$1,530.00
2002	1,276	$1.20	$1,531.20
2007	1,629	$3.23	$5,261.67
2012	2,079	$1.07	$2,224.53
2017	2,653	$6.85	$18,173.05

13.20%
Avg. Compound 10yr Return
(Assumes Dividends Retained)

13.17%
Avg. Compound 20yr Return
(Assumes Dividends Retained)

Security National

Security National Financial Corporation

Key SNFCA Ratios

12.12% **Return on Equity** (5 yr avg.)	**66%** **Price/Book Value** (2016 Q3 YTD)	**$1.03** **Earnings Per Share** (Trailing Four Quarters)
2.28% **Return on Assets** (5 yr avg.)	**72%** **Price/Tangible Book Value** (2016 Q3 YTD)	**5.42x** **Price/Earnings** (Trailing Four Quarters)

Security National

Security National Financial Corporation

Equity Capital Structure

Equity Capital Structure			
Class A Common Stock	Par Value $2.00	20,000,000	Authorized
		13,819,000	Outstanding
Class B Common Stock	Par Value $1.00	5,000,000	Authorized
		0	Outstanding
Class C Common Stock (10 to 1 voting rights)	Par Value $2.00	3,000,000	Authorized
		1,902,222	Outstanding

**As of November 14, 2016*

Security National

Security National Financial Corporation

3rd Quarter YTD Comparison 2015 to 2016

	2015 Q3 YTD	% Change	2016 Q3 YTD
Total Revenues	$216M	8.1%	$233M
Total Benefits and Expenses	$199M	8.0%	$214M
Pre-Tax Earnings	$17.0M	9.5%	$18.6M
Income Tax expense	($6.4M)	(3.4%)	($6.2M)
Net earnings	$10.6M	17.3%	$12.4M
Earnings per share	$0.78	14.1%	$0.89
Assets	$749M	11.8%	$838M

Security National

Security National Financial Corporation

Year End Comparison 2013 to 2015

	2013	2014	2015
Total Revenues	$215M	$227M	$283M
Total Benefits and Expenses	$206M	$215M	$263M
Pre-Tax Earnings	$9.8M	$12.5M	$19.8M
Income Tax Expense	$2.2M	$4.7M	$7.2M
After Tax Earnings	$7.6M	$7.8M	$12.6M
Earnings Per Share	$0.58	$0.59	$0.92
Assets	$619M	$671M	$750M

Security National

Security National Financial Corporation

Snapshot by Segment

	2013				2014				2015			
	Life Insurance	Cemetery & Mortuary	Mortgage Banking	Total	Life Insurance	Cemetery & Mortuary	Mortgage Banking	Total	Life Insurance	Cemetery & Mortuary	Mortgage Banking	Total
Total Revenues	$76M	$13.7M	$134M	$215M	$87.9M	$13.7M	$133M	$227M	$94.5M	$13.6M	$184M	$283M
Total Benefits and Expenses	$73.1M	$13.5M	$128M	$205M	$79.4M	$13M	$130M	$214M	$86M	$12.7M	$173M	$263M
Income Tax Benefit (Expense)	$0.4M	-	-$2.6M	-$2.2M	-$3.4M	-	-$1.2M	-$4.7M	-$3.1M	-	-$4M	-$7.1M
Net Earnings (Loss)	$3.2M	$0.2M	$4M	$7.5M	$5M	$0.6M	$2M	$7.7M	$5.3M	$0.9M	$6.3M	$12M

Security National

** Consolidated totals account for intersegment deductions*

Security National Financial Corporation

Asset Growth



$900
$850
$800
$750
$700
$650
$600
$550
$500
$450
$400
$523
$597
$619
$671
$750
$838
2011
2012
2013
2014
2015
2016

Security National

Life Insurance Company

Security National

Security National Financial Corporation
www.SecurityNational.com

Security National Life

Products

Security National Life sells products designed to fund an individual's funeral costs. These policies are sold through three major channels.

- **Preneed** is a policy where a funeral home agrees to accept the policy in exchange for furnishing a given set of services. Therefore the price of the services is effectively locked in.
- **Final Expense** is a non-growth policy that pays a specified death benefit at death without any funeral home guarantee.
- **Home Service** is a product specifically designed for a lower socio-economic group where, similar to final expense, a specified benefit is paid at death but the premiums are collected weekly or monthly generally at the home by the agent.

Annuities (Multi pay or Single Pay)

- Annuities are generally sold to people not qualifying for a life insurance product and have guaranteed interest rates currently at 1% per annum. The board of directors can approve rate increases at their discretion.

Security National

Life Insurance Segment Snapshot

Life Insurance Segment Snapshot

	2013	2014	2015	2016 Q3 YTD
Total Revenues	$76.0M	$87.9M	$94.5M	$80.4M
Total Benefits and Expenses	$73.2M	$79.4M	$86.1M	$74.7M
Pre-Tax Earnings	$3.7M	$8.5M	$8.5M	$5.7M
Pre-Tax Earnings Without Realized Gains	$2.3M	$7.3M	$6.2M	$5.7M
Income Tax Benefit (expense)	$0.4M	($3.4M)	($3.1M)	($1.8M)
Net After Tax earnings	$3.3M	$5.0M	$5.3M	$3.8M
Assets	$592M	$652M	$721M	$800M

Security National

Security National Life Insurance Co.

Collected Premium Margins (Statutory Basis)



$80.0M
$70.0M
$60.0M
$50.0M
$40.0M
$30.0M
$20.0M
$10.0M
$0.0M
$7.0M
$3.3M
$20.3M
$60.0M
$5.1M
$3.6M
$23.9M
$65.6M
$5.5M
$7.3M
$25.9M
$74.0M
2014
CP 2014
2015
CP 2015
2016
CP 2016
Premium Margin
MortalityMargin
Interest Margin
Collected Premiums

Security National

Building Our Salesforce

First Year Insurance & Annuity Annualized Premium Sales 2011-2016



$35.0M
$30.0M
$25.0M
$20.0M
$15.0M
$10.0M
$5.0M
$0.0M
$11.8M
$0.4M
$1.6M
$3.2M
$12.9M
$1.0M
$1.7M
$4.3M
$16.0M
$2.6M
$1.6M
$4.9M
$16.3M
$4.2M
$1.6M
$5.3M
$15.7M
$8.2M
$2.2M
$5.3M
$11.4M
$7.2M
$2.1M
$4.2M

	12-Month 2011	12-Month 2012	12-Month 2013	12-Month 2014	12-Month 2015	9-Month 2016
Pre Need	$11,787,479.00	$12,939,765.00	$15,956,017.00	$16,279,909.00	$15,709,493.00	$11,382,830.00
Final Expense	$440,155.00	$1,006,957.00	$2,627,012.00	$4,192,708.00	$8,163,722.00	$7,220,600.00
Home Service	$1,581,342.00	$1,679,956.00	$1,594,193.00	$1,599,596.00	$2,227,267.00	$2,107,398.00
Annuities	$3,240,922.00	$4,269,485.00	$4,906,196.00	$5,321,392.00	$5,299,115.00	$4,197,684.00

38
Number of States where Licensed

>4,000
Sales Agents

84%
Sales Growth 2011 vs. 2015

20%
Avg. Sales Growth 2011-2016

Security National

Security National Life Acquisitions

Most Recent Acquisition

FIRST GUARANTY
INSURANCE COMPANY

Ashdown, AR Headquarters	**$55M** Assets	**$1.6M** Annual Premium
~$6.8M Purchase Price	**$3.8M** Capital and Surplus	**~$3.0M** Net Price

Security National

Security National Life Insurance Co.

Enterprise Investment Philosophy/Strategy

Security National Life offers specialized financing sometimes in conjunction with Security National Mortgage. These products increase investment yield and offers Security National Mortgage loan officers additional products for their clients.

- **Security National Life Direct Loans-** 8.99% interest – 2-5 origination points – 65% LTV maximum, 5 year term. These are investment loans secured by residential real property. They cannot be used for primary residences but are attractive to investors.
- **Security National Construction lending-** The Company offers construction lending, generally in conjunction with a long term loan approval from SNMC. These loans have a 6% interest rate and 2 origination points – 80% LTV, 6 month term. SNL also offers Acquisition and Development loans to approved builders. Term and rate vary by situation – focus is on a generic residential product priced below 400K.
- **Security National Commercial Capital-** Commercial lending has been an ongoing investment activity. Security National Life offers bridge lending, SBA lending and various other sorts of commercial loans. Average yield without points is 6.74%
- **Mortgage Warehouse Lending**
- **Direct Real Estate Investments**

Security National

Security National MORTGAGE®

Security National

Security National Financial Corporation
www.SecurityNational.com

Security National Mortgage

SNMC Growth

SNMC Offices 2011


$1.4 Billion
LOAN VOLUME AND 8,072 UNITS
240 LOAN OFFICERS
70 OFFICES
40 STATES

SNMC Offices 2016


$3.1 Billion
LOAN VOLUME AND 16,028 UNITS
678 LOAN OFFICERS
140 OFFICES
44 STATES

Security National

Mortgage Segment Snapshot

Mortgage Segment Snapshot

	2013	2014	2015	2016 Q3 YTD
Total Revenues	$135M	$133M	$184M	$153M
Total Benefits and Expenses	$128M	$130M	$174M	$141M
Income Tax Benefit (Expense)	($2.6M)	($1.3M)	($4.1M)	($4.4M)
Net Earnings (Loss)	$4.1M	$2.0M	$6.4M	$7.3M
Mortgage Servicing Rights	$4.8M	$7.8M	$12.7M	$17.4M

Security National

Security National Mortgage

SNMC Funding Volume



$3.0B
$2.5B
$2.0B
$1.5B
$1.0B
$0.5B
$0.0B
$0.3
$0.4B
$0.4B
$1.4B
$0.4B
$0.6B
$0.7B
$0.7B
$2.4B
$0.5B
$0.6B
$0.5B
$0.5B
$2.1B
$0.4B
$0.6B
$0.5B
$0.5B
$2.0B
$0.6B
$0.8B
$0.7B
$0.6B
$2.8B
$0.6B
$0.8B
$0.8B
$2.2B
11-Q2
11-Q3
11-Q4
2011 Total
12-Q1
12-Q2
12-Q3
12-Q4
2012 Total
13-Q1
13-Q2
13-Q3
13-Q4
2013 Total
14-Q1
14-Q2
14-Q3
14-Q4
2014 Total
15-Q1
15-Q2
15-Q3
15-Q4
2015 Total
16-Q1
16-Q2
16-Q3
2016 Q3 YTD Total

Security National

SNFC Security National Financial Corporation
www.SecurityNational.com

Security National Mortgage

Pre-Tax Net Income - 2011-2016



$20.0M
$15.0M
$10.0M
$5.0M
$0.0M
-$5.0M
-$2.6M
-$0.9M
$0.2M
$1.2M
-$1.9M
$1.3M
$3.1M
$5.3M
$6.9M
$16.5M
$2.3M
$3.6M
$1.1M
-$0.4M
$6.7M
-$1.3M
$2.5M
$1.6M
$0.8M
$3.6M
$1.4M
$4.2M
$4.0M
$1.5M
$11.0M
$1.4M
$4.8M
$5.7M
$11.9M
11-Q1
11-Q2
11-Q3
11-Q4
2011 Total
12-Q1
12-Q2
12-Q3
12-Q4
2012 Total
13-Q1
13-Q2
13-Q3
13-Q4
2013 Total
14-Q1
14-Q2
14-Q3
14-Q4
2014 Total
15-Q1
15-Q2
15-Q3
15-Q4
2015 Total
16-Q1
16-Q2
16-Q3
2016 YTD

Security National

Security National Mortgage

Switch from Wholesale to Retail – Retail/Wholesale Production Mix


120%
100%
80%
60%
40%
20%
0%
10-1Q
10-2Q
10-3Q
10-4Q
11-1Q
11-2Q
11-3Q
11-4Q
12-1Q
12-2Q
12-3Q
12-4Q
13-1Q
13-2Q
13-3Q
13-4Q
14-1Q
14-2Q
14-3Q
14-4Q
15-1Q
15-Q2
15-Q3
15-Q4
16-Q1
16-Q2
16-Q3
Retail
Wholesale

Security National

Security National Mortgage

Purchase/Refinance Mix



$700M
$600M
$500M
$400M
$300M
$200M
$100M
$0M
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
$297M
$240M
$437M
$207M
$412M
$100M
$372M
$83M
$300M
$70M
$483M
$84M
$479M
$81M
$426M
$115M
$391M
$250M
$611M
$196M
$601M
$144M
$489M
$131M
$455M
$132M
$659M
$170M
$628M
$210M
13-1Q
13-2Q
13-3Q
13-4Q
14-1Q
14-2Q
14-3Q
14-4Q
15-1Q
15-Q2
15-Q3
15-Q4
16-Q1
16-Q2
16-Q3
Purchase
Refinance
% Purchase

Top States	Production %
Utah	37.57%
Texas	16.95%
Nevada	11.38%
Florida	10.54%
Arizona	8.12%
California	3.98%
Washington	3.31%

Security National

Security National Mortgage

SNMC Servicing

Year	Volume Retained	End of Year UPB	Servicing Revenue	Servicing Profit
2012	$407M	$452M	$0.5M	$.3M
2013	$348M	$805M	$1.8M	$1.1M
2014	$439M	$1.2B	$2.6M	$1.1M
2015	$846M	$1.8B	$4.2M	$1.7M
2016 Q3 YTD	$887M	$2.5B	$4.4M	$1.6M

- Security National Mortgage Company retains approximately **35% of all servicing rights** for loans originated
- We believe yield will be in **excess of 15%**
- We believe we have used **conservative values**

Security National

MEMORIAL

MORTUARIES & CEMETERIES

Security National

SNFC Security National Financial Corporation
www.SecurityNational.com

Cemetery and Mortuary

Cemetery and Mortuary

Utah



Memorial Desert Mortuary
36 East 700 South
Salt Lake City, UT 84111



Memorial Holladay Cemetery
4900 South Memory Lane
Holladay, UT 84117



Memorial Holladay -Cottonwood Mortuary
4670 S Highland Dr.
Holladay, UT 84117



Memorial Lake Hills Mortuary and Cemetery
10055 South State Street
Sandy, UT 84070



Memorial Lakeview Mortuary and Cemetery
1640 East Lakeview Drive
Bountiful, UT 84010



Memorial Mountain View Mortuary, Cemetery and Pet Garden
3115 East 7800 South
Cottonwood Heights,
UT 84121



Memorial Murray Mortuary
5850 South 900 East
Murray, UT 84121



Memorial Redwood Mortuary and Cemetery
6500 Redwood Road
Taylorsville, UT 84123

Affordable Funerals & Cremations

- Two Utah locations

California

- One cemetery

Oregon (Mgmt Agreement)

- One cemetery and one mortuary

Security National

Cemetery/Mortuary Segment Snapshot

Cemetery/Mortuary Segment Snapshot

	2013	2014	2015	2016 Q3 YTD
Total Revenues	$13.7M	$13.7M	$13.6M	$10.7M
Total Benefits and Expenses	$13.5M	$13.1M	$12.7M	$9.4M
Net Earnings	$0.2M	$0.7M	$0.9M	$1.3M

Security National

Memorial

~1,000 Plots
per acre

$1,800
Average sales price of a plot

$995
Basic Vault Sales Price

$1,095
Open and Close Price

$3.9M
Gross Revenue per acre

70%
Contribution Margin on funeral services

65%
Profit Margin on merchandise

Security National

Security National Life Insurance Co.

Demographics – US Live Births (1905-2005)



GI Generation
(56.6 Million)
Silent Generation
(52.5 Million)
Baby Boomers
(78.2 Million)
Generation X
(69.5 Million)
Generation Y
(100 Million through 2010)
Number of Births (in Millions)
4.5
4.0
3.5
3.0
2.5
2.0
Latino Immigration
40+ Million
Today's Deaths
Tomorrow's Funerals
(2015 Boomers turned 70)
1905
1925
1945
1965
1985
2005

Security National

Memorial Utah

Cremation

Cremation Trends



60%
50%
40%
30%
20%
10%
0%
32%
21%
40%
19%
49%
26%
52%
30%
2005
2010
2015
2017 Projected
National Funeral Director's Association
Memorial

Memorial Cremation Average



$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
23% Increase
$2,707
$2,966
$2,841
$3,336
2013
2014
2015
2016

Security National

Memorial Utah

Memorial Division YTD Net Income


$1.6M
$1.4M
$1.2M
$1.0M
$0.8M
$0.6M
$0.4M
$0.2M
$0.0M
$0.8M
$1.1M
$1.5M
2014 Q4YTD
2015 Q4YTD
2016 Q3YTD

**Excluding depreciation and realized gains*

Security National

Security National Financial Corporation

10 Year Stock Price Trend vs. S&P 500



350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
3/7/2007
3/7/2008
3/7/2009
3/7/2010
3/7/2011
3/7/2012
3/7/2013
3/7/2014
3/7/2015
3/7/2016
117.0%
70.6%
SNFCA
S&P 500

Current Market Data	
Mkt. Cap ($M):	$104
Closing Price (03/06/17):	$6.70
52-Week High/Low:	$7.62 / $4.05
1-Year Return	29.3%
5-Year Return	542.9%
Price / Tangible Book:	81%
Price / LTM EPS:	7.1x

Security National

Security National

Financial Corporation

Security National